SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement 14 May 2009, Lisbon

PT aims to cover one million households with fibre by the end of 2009

Portugal Telecom announced today the investment in its fibre optic network, also known as Next Generation Network (“NGN”). This network will allow PT to provide high-speed and high quality services, and meet consumers’ needs and requirements, thus positioning PT to achieve its goals of leadership in all areas of activity in the domestic market and profitable future growth.

After the launch of innovative services based on new technologies, such as IPTV with the Meo brand, which brought a new pay-TV experience to consumers and allowed PT to build a significant presence in this market and to achieve the inflection of wireline revenues, PT is now engaged in the fibre investment. This investment is an important milestone, which will fundamentally transform the television, Internet and entertainment experience of the present and future generations of customers.

Furthermore, the new network will support additional innovative services, which will also play an important role in the development of other industries, particularly content and application development and management of important resources. PT anticipates that these new services will benefit residential consumers, SMEs and large enterprises, by providing higher breadth and depth of communications and services of higher quality and reliability and will be an important investment attraction factor in sectors that require high-speed solutions.

Notwithstanding PT’s commitment with the national objective to equip Portugal with a new infrastructure that will enable the provision of advanced high-speed services, the conditions and extent of present and future implementation and development of its fibre optic network will be dependent on the balanced regulatory framework for fibre optic networks in Portugal.

The regulator (ICP-ANACOM) published, in February 2009, a “Report on the Regulatory Approach to Next Generation Networks”, which sets guidelines on how it foresees NGN regulation. PT will launch its service offering on a fibre optic network based on these guidelines.

PT aims to cover one million households with fibre by the end of 2009. PT’s guidance for domestic capex for 2009 was circa Euro 650 million. As a result of this announcement, domestic capex guidance is increased by circa 10% for 2009.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.